

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Via Mail and Fax

Thomas E. Plimpton
Vice Chairman (Principal Financial Officer)
Paccar Inc
777 106th Ave. N.E.
Bellevue, WA 98004

> **RE:    Paccar Inc**
> **File Number: 001-14817**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Schedule14A filed March 10, 2010**

Dear Mr. Plimpton:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2009

Item 2. Properties, page 7

1. So that we and investors may have a better understanding of your operations and results, please provide us with and disclose a table that reconciles the beginning and end of year number of trucks you own on operating lease to others for each year presented. The reconciliation should include a line corresponding to each major category of change, for example, additions, sold, disposed other than by sale, etc.

Item 9A. Controls and Procedures, page 10

2.  Specific reference to only a portion of the definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) ("Rules") as you have done gives the appearance of limiting management's conclusion solely to the portion to which referred.  Please represent to us and in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).  Also, portions referred to should be commensurate with that as defined in the Rules.  For example, you state that information required to be disclosed is reported "on a timely basis in accordance with applicable rules and regulations" rather than "within the time periods specified in the Commission's rules and forms."

Signatures, page 18

3.  In future filings, please include the signature of your principal executive officer in his individual capacity, in the second signature block.

Exhibit 13

Management's Discussion and Analysis
Results of Operations, page 24

4.  We note several instances in which two or more factors are cited as a cause of a variance, such as in your selling, general and administrative expenses, truck segment income before income taxes and truck margin disclosures.  Please quantify the effect of each factor so that investors may understand the relative impact of each, accompanied by an analysis of the underlying reasons at an appropriate level of detail.  Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance.   If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a material factor.

Overview, page 24

5.  Based on Note N "Income Taxes" and Note S "Segment and Related Information" of the notes to the financial statements, we note that margin (income before income taxes as a percent of revenues) between domestic and foreign operations for 2009 was approximately the same whereas it was significantly different in each of 2008 and 2007.  Please disclose your expectations in regard to whether the trend in this relationship is expected to continue in the foreseeable future as that in 2009 or as that in 2008 and 2007.  If the relationship is expected to continue as that in 2008 and 2007, discuss the significant factors contributing to the difference in the margins.  If the relationship is expected to continue as that in 2009, discuss the reason for the

significant decrease in the foreign margin relative to that in 2008 and 2007. Provide us with a copy of your intended revised disclosure.

2009 Compared to 2008, page 24

6.  In regard to the lower revenue and income before taxes for Financial Services mentioned at the top of page 25, please explain to us and disclose the underlying factors contributing to the lower yields and lower finance margin.

Truck, page 26

7.  We note that cost of sales is material to your results, but you have not provided an analysis of such. Please expand your disclosure to discuss and analyze cost of sales at the appropriate level of detail, including the impact on margin. We believe this would best be accomplished by providing a comparative table that quantifies the significant individual subcategories that comprise cost of sales, preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those subcategories. Provide us with a copy of your intended revised disclosure.

2009 Compared to 2008, page 26

8.  Please expand your disclosure with more specificity and analysis of the sales mix shift to lower margin replacement parts in regard to the decline in 2009 parts gross margins. For example, discuss the factors underlying the shift, if known. Provide us with a copy of your intended revised disclosure.

Financial Services
2009 Compared to 2008, page 29

9.  We believe a comparative table that presents the number of new loans and leases to accompany the current table of new loan and lease dollar volume would be meaningful to investors in understanding the associated volume more fully and developing statistics associated with each new loan and lease. Please revise accordingly, or advise why this may not be meaningful. Provide us with a copy of this table that includes this data for each of the last three fiscal years. Also, consider presenting volume information separately for loans and leases as you give separate emphasis to each throughout your filing.

Revenues, page 30

10. Please clarify for us and in your disclosure how freight tonnage and rates impact the percentage of PFS accounts 30+ days past due.

Consolidated Statements of Income, page 39

11. Please supplementally describe for us what "other" in "depreciation and other" for Financial Services represents, and quantify it.

Consolidated Statements of Cash Flows, page 42

12. Please reconcile for us the net decrease in commercial paper and short-term bank loans of $789.8 million and the net decrease in long-term debt of $811.9 million presented here for 2009 to the decrease in commercial paper and short-term bank loans of $687.4 million and decrease in long-term debt, exclusive of the associated fair value hedges, of $879.7 million presented in Note J – Borrowing and Credit Arrangements.

13. We note that the investing activities of "retail loans and direct financing leases originated" and "collections on retail loans and direct financing leases" were $1,610.6 million and $2,451.8 million at September 30, 2009, respectively, and $1,282.2 million and $2,285.5 million at December31, 2009, respectively. Please explain to us why originations and collections appear to have been negative during the fourth quarter.

14. Please reconcile for us the sum of "wholesale receivables on new trucks," "sales-type finance leases and dealer direct loans on new trucks," "retail loans and direct financing leases originated" and "collections on retail loans an direct financing leases" for 2009 of $1,730.2 million to the sum of the changes between 2009 and 2008 in "loans," "retail direct financing leases," "sales-type finance leases" and "dealer wholesale financing," exclusive of "estimated residual values included with finance leases," presented in Note D. Finance and Other Receivables of $1,598.9 million.

Notes to the Consolidated Financial Statements
A. Significant Accounting Policies
Revenue Recognition, page 45

15. We note your policy that recognition of interest income and rental revenue on operating leases where collection was previously deemed not probable is resumed if the receivable becomes contractually current and collection of amounts is again considered probable. Please explain to us and clarify in your disclosure what "contractually current" means and the various ways in which the counterparty becomes contractually current. Also explain to us your basis for considering collection of a receivable probable subsequent to when collection of the receivable is not considered probable.

16. Please describe for us and disclose here or in Note E. Allowance for Losses, as appropriate, your policy for determining past due or delinquency status pursuant to

Accounting Standards Codification 310-10-50-6.e. Your disclosure here appears to solely address the nonaccrual status of loans, and it is not clear if this is intended to be the same in determining when an account is initially considered past due or delinquent. Since you make a distinction between loans and leases throughout your filing, and your disclosure specifically mentions "loans" in regard to payments received during nonaccrual status, please clarify for us and in your disclosure payments received during nonaccrual status applicable to leases, or clarify that your policy applies equally to amounts due under loans and leases. Also, explain to us when you consider a loan or lease receivable to be impaired and the actions taken when you determine that a loan or lease is considered past due, delinquent and/or impaired.

Note D. Finance and Other Receivables, page 47

17. You disclose in the last paragraph that some loan and lease receivables may be extended or revised. Please tell us if there have been any instances in which terms have been modified and your consideration of ASC 310-40-35-10 and 310-40-50-2 and 5. If so, tell us the ways in which such terms are typically modified, the amount of the net investment in the loans that were modified in each of 2007 to 2009, and the accounting treatment applied including the recording of any associated impairment. Tell us how such loans were considered in the determination of past due percentages and the amount of impairment recognized, and whether modified loans are reflected in the table for "New loan and lease volume" on pages 29 and 31. Additionally, explain to us your accounting for leases that have been modified and provide us with similar information indicated above for loans.

Note E. Allowances for Losses, page 48

18. Pursuant to ASC 310-10-50-9, please explain to us and disclose the methodology used to estimate the allowance for loan losses for loans individually evaluated, with reference to ASC 310-10-35-22 for guidance. Additionally, tell us and disclose the methodology used to estimate allowance for losses on lease receivables, for each of those evaluated individually and on a group basis.

19. Please disclose separately within the table the amount of recoveries of amounts previously charged off, pursuant to ASC 310-10-50-12.

20. At the top of page 49 you disclose that the majority of the loans that have a specific reserve are also on non-accrual status. Please tell us and disclose the extent to which loans on non-accrual status have a specific reserve.

21. ASC 310-10-50-15.a requires disclosure of the total recorded investment in impaired loans. It is not clear to us whether the amount of finance receivables on non-accrual status indicated in the table at the top of page 49 represents the total or a subset of the total amount of impaired loans existing, and whether the table is trying to convey a

distinction between loans on nonaccrual status and those that are impaired.  Please clarify for us.

22. Also, the table in ASC 310-10-50-20 specifies that the sum of the amounts of the recorded investment for which there is a related allowance and no related allowance for credit losses must equal the total recorded investment in impaired loans.  However, this does not appear to be the case with your presentation in the table at the top of page 49.  In connection with the preceding comment, please clarify for us and revise as appropriate.

23. Please tell us and disclose your policy for recognizing interest income on impaired loans pursuant to ASC 310-10-50-15.b.  We note your disclosure in "Revenues" in Note A concerning interest income and rental revenue in regard to loans on nonaccrual status, but it is not clear to us whether loans on nonaccrual status represent the total population of impaired loans.

24. You disclose on page 48 that receivables are charged to the allowance for losses when they are considered uncollectible, generally upon repossession of the collateral.  Please explain to us how your treatment complies with ASC 310-10-35-32 that specifies that impairment is to be measured when it is determined that foreclosure is probable.  That is, tell us why it appears that your determination that impairment is probable does not occur until the time of repossession.

25. Please explain to us how the $106.5 million of losses upon repossession in 2009 relates to the total provision for 2009 of $105.5 million presented in the allowance for loss activity table on page 48.  That is, tell us if the $105.5 million is inclusive or exclusive of the $106.5 million.

26. Please tell us if there are any circumstances in which a receivable or loan is considered to be uncollectible but the associated collateral is not repossessed, for example, due to modification of the related loan or lease, and explain the accounting applied under such circumstances.

Note N. Income Taxes, page 57

27. Please explain to us and analyze in MD&A as appropriate the reason for the significant variations in the effective federal income tax rate for domestic taxable income in the years presented.

28. Please explain to us why the tax effect of the temporary difference in the liability for financial services leasing depreciation was the same in each year reported as presented on page 58.

Quarterly Results (Unaudited), page 71

29. We note that the amounts presented here for "revenues," "interest and other borrowing expenses" and "depreciation and other" for financial services in each of the first, second and third quarters of 2009 differs from that reported in the respective Form 10-Qs.  Please explain the reason for the differences.

Exhibits 31(a) and (b)

30. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Management's Discussion and Analysis
Results of Operations
Financial Services
2010 Compared to 2009

31. We note your statement that worldwide PFS accounts 30+ days past-due at March 31, 2010 decreased to 4.0% of portfolio balances from 4.9% at March 31, 2009.  However, such past due accounts increased from the 3.8% reported at December 31, 2009.  Please explain to us and disclose (i) the factors underlying the increase, (ii) the effect of such on your cash flow and liquidity, (iii) your efforts to rectify this situation, and (iv) your expectations in regard to such accounts in the next 12 months.

Schedule14A filed March 10, 2010

Board Governance, page 7

32. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact Nolan McWilliams at 202-551-3217 in regard to legal comments on the Form 10-K and the Schedule 14A.  You may contact Doug Jones at 202-551-3309 with any other questions.  You may also contact me at 202-551-3380.

       Sincerely,


Lyn Shenk
Branch Chief